                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)


                               VARLEN CORPORATION

                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.10

                         (Title of Class of Securities)


                                  922248 10 9

                                 (CUSIP Number)

                                 David C. Haley
                              HBK Investments L.P.
                          777 Main Street, Suite 2750
                              Fort Worth, TX 76102
                                 (817) 870-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 9, 1996

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [     ]

Check the following box if a fee is being paid with the statement:     [  X  ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.        922248 10 9

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HBK Investments L.P.
         #75-2622581

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (A)     [     ]
                                        (B)     [     ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS
         WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                [     ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                                         (7)      SOLE VOTING POWER
NUMBER OF                                         86,518*
SHARES
BENEFICIALLY                             (8)      SHARED VOTING POWER
OWNED BY                                          216,738*
EACH
REPORTING                                (9)      SOLE DISPOSITIVE POWER
PERSON WITH                                       86,518*

                                         (10)     SHARED DISPOSITIVE POWER
                                                  216,738*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         303,256*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                [     ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.4%*

(14)     TYPE OF REPORTING PERSON
         PN

                    SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The beneficial ownership amounts disclosed herein assume the conversion into 303,256 shares of Common Stock of Varlen Corporation (the "Issuer") of $7,536,000 in principal amount of the Issuer's 6.5% Convertible Subordinated Debentures due 2003.

Item 1.    Security and Issuer.

           This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.10 par value (the "Shares") of Varlen Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Shuman Boulevard, P.O. Box 3089, Naperville, Illinois 60566-7089. Beneficial ownership of the 303,256 Shares reported in this Statement is attributable to beneficial ownership of an aggregate of $7,536,000 in principal amount of the Issuer's 6.5% Convertible Subordinated Debentures due 2003 (the "Debentures") that are currently convertible into Shares.

Item 2.    Identity and Background.

           (a) - (c), (f)         This Statement is being filed on behalf of
HBK Investments L.P., a Delaware limited partnership ("HBKI"). The principal business of HBKI is acting as investment manager to subsidiary partnerships and corporations of two investment Funds (as defined below). HBKI is controlled by HBK Partners II L.P., a Delaware limited partnership the principal business of which is serving as the general partner of HBKI, which in turn is controlled by HBK Management L.L.C., a Delaware limited liability company the principal business of which is serving as the general partner of HBK Partners II L.P. and an affiliated entity ("HBK Management"). The business address of HBKI, HBK Partners II L.P., and HBK Management is 777 Main Street, Suite 2750, Fort Worth, TX 76102. The individual members of HBK Management are Harlan Korenvaes, Kenneth Hirsh, Laurence Lebowitz, William Rose, and Richard Booth, each of whom is a U.S. citizen, is an officer of HBKI, and has the same business address in Fort Worth, Texas.

           (d) - (e)      During the past five years, none of the foregoing
persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of
Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

           The total amount of funds required for the purchase of the Debentures was approximately $7,986,180. Of that amount, a portion was obtained from Bear, Stearns & Co. Inc. as margin loans and the remainder was obtained from working capital.

Item 4.    Purpose of Transaction.

           HBKI acquired the Debentures on behalf of HBK Main Street Investments L.P., a subsidiary partnership of HBK Fund (as defined below) and HBK Securities Ltd., a subsidiary of HBK Offshore Fund (as defined below), in the ordinary course of business for investment purposes. HBKI does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. HBKI reserves the right to acquire or dispose of Debentures or Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Debentures held by HBKI or Shares to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

           (a) - (b)      At April 9, 1996, HBKI beneficially owned, as
investment adviser to HBK Main Street Investments L.P. and HBK Securities Ltd., 303,256 Shares, constituting approximately 5.4% (assuming conversion as of March 31, 1996 of the Debentures beneficially owned by HBKI into Shares) of the issued and outstanding Shares as of March 31, 1996, as reported by the Issuer to HBKI on April 9, 1996. HBKI, as investment adviser to HBK Main Street Investments L.P., shares voting and dispositive power with HBK Main Street Investments L.P. with respect to 216,738 of such Shares. HBKI, as investment adviser to HBK Securities Ltd., has sole voting and dispositive power with respect to 86,518 of such Shares.

           (c) In the past sixty days, HBKI has effected transactions in the Debentures identified on Exhibit B, which is incorporated herein by reference. All of the transactions were effected through registered broker dealers on the open market.

           (d) HBK Fund L.P., a Delaware limited partnership ("HBK Fund") that is a private investment partnership for qualified U.S. taxable investors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, $5,386,000 in principal amount of Debentures held by HBK Main Street Investments L.P., a Delaware limited partnership that is a subsidiary partnership of HBK Fund (representing 3.9% of the issued and outstanding Shares as of March 31, 1996, assuming conversion as of March 31, 1996 of the Debentures beneficially owned by HBKI into Shares). HBK Offshore Fund Ltd., a Cayman Islands exempt company ("HBK Offshore Fund" and, together with HBK Fund, the "Funds") that is an investment vehicle for non-U.S. investors and U.S. tax-exempt investors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, $2,150,000 in principal amount of Debentures held by HBK Securities Ltd., a Cayman Islands exempt company that is a subsidiary of HBK Offshore Fund (representing 1.5% of the issued and outstanding Shares as of March 31, 1996, assuming conversion as of March 31, 1996 of the Debentures beneficially owned by HBKI into Shares).

           (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Not applicable.

Item 7.    Material to be Filed as Exhibits.

           A.    Authorization Certificate
           B.    List of transactions

SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


HBK INVESTMENTS L.P.


By:/s/ H. Michael Reese
   --------------------------------
       H. Michael Reese
       Chief Financial Officer




April 18, 1996

EXHIBIT A

                              HBK INVESTMENTS L.P.

                           AUTHORIZATION CERTIFICATE


         Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Investments, L.P., a Delaware limited partnership (the "Partnership"), dated as of January 1, 1996 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

         The undersigned, being the sole General Partner in the Partnership, pursuant to Section 7.1 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, Jr. and H. Michael Reese to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the foregoing authorization and the intent thereof.

         IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 1st of January, 1996.


                           GENERAL PARTNER:
                           ------- -------

                           HBK PARTNERS II L.P.,
                           a Delaware limited partnership

                           By:      HBK Management LLC,
                                    a Delaware limited liability
                                    company, its sole general partner



                                    By:/s/  Harlan B. Korenvaes
                                       ----------- -- ------------------------
                                            Harlan B. Korenvaes
                                            President

EXHIBIT B




                                      Price/$100          Face Amount
DEBENTURES                            Face Amount         of Debentures
                                      -----------         ------------
  2/14/96            Buy              108.5000                33,000
   3/5/96            Buy              104.7500                75,000
   3/5/96            Buy              104.7500               425,000
   3/5/96            Buy              104.7500               500,000
   3/6/96            Buy              104.7500                75,000
   3/6/96            Buy              104.7500               425,000
   3/8/96            Buy              105.5000             1,000,000
  3/11/96            Buy              105.5000             1,000,000
   4/9/96            Buy              104.5000               500,000
   4/9/96            Buy              104.5000               500,000

